Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ecolution Power Company
251 Little Falls Dr.
Wilmington, DE 19808
https://www.ecolutionpower.com/

Up to $1,235,000.00 in Class C Common Stock at $4.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ecolution Power Company
Address: 251 Little Falls Dr., Wilmington, DE 19808
State of Incorporation: DE
Date Incorporated: June 09, 2020

Terms:

Equity

Offering Minimum: $15,000.00 | 3,750 shares of Class C Common Stock
Offering Maximum: $1,235,000.00 | 308,750 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Ecolution Power, you are eligible for additional bonus shares.

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive + 1% bonus shares.

Tier 2 | $1,000+

Invest $1,000+ and receive + 2% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive + 4% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive [Half-hour call/zoom with Exec. Chairman and CEO] + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive [One-hour call/zoom with Exec. Chairman and CEO] + 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive [One-hour call/zoom with Chairman and CEO, Dinner invitation prototype showcase] + 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

<u>The 10% StartEngine Owners' Bonus</u>

Ecolution Power Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $4.00 / share, you will receive 10 shares of Class C Common Stock, meaning you'll own 110 shares for $400.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Since our founding in 2016, Ecolution Power Company's ("Ecolution" or the "Company") innovative entrepreneurs have focused on capturing and harvesting wasted kinetic energy from moving vehicles. Our goal is to create the world's largest decentralized power grid and help move smart cities and the transportation industry toward a net-zero carbon footprint. With our proprietary, patented Module Active Response System (MARS), our technology can enable heavy-duty trailers, freight, and light rail trains, and subway cars to generate clean, sustainable, and cost-effective clean energy while these vehicles are in motion. Harnessing Kinetic energy from moving transportation is the alternative energy solution the world has long been waiting for.

The reason we exist is to make transport a practical, profitable solution to the generation of clean energy. By turning every train and truck/trailer into a mobile power station for clean energy. By applying our 'MARS' discovery to recoup much of the kinetic energy from every journey and take power to where it's needed.

Our planned business model allows us to either license our technology or sell energy; to sell kWh just like any other power company does today. We have three anticipated product categories: low-energy platform, medium-energy platform, and high-energy platform.

Related Corporate Entity

The Company is the operating entity for the development and commercial exploitation of certain proprietary technology owned by Ecolution kWh, LLC, formed in Delaware on May 15th, 2020 ("the LLC"). The LLC was formed solely for the purpose of developing and holding the proprietary technology and is principally owned and managed by the Company's CEO and Board Director, Johanne Gabriel Medina Then. The Company has a 2020 worldwide, perpetual license to commercially exploit the technology.

The Company's Licensed IP

The IP the Company utilizes includes a total of five patents, two in the U.S., one in China, one in Russia, and one in South Africa.

The global patent categories are as follows: Module Active Response System (MARS), Supplemental Generation of Energy in Vehicles (Anti-Slip), Magnetic Module Active Response System, and Supplemental Energy Generation and Storage for Trains.

The MARS patent has been awarded three patents to date, two in the US and one in China. Patents are currently pending in Japan, Korea, and Germany.

The Supplemental Generation of Energy in Vehicles (Anti-Slip) PCT provisional filing was completed on December 2022. PCT filings consist of pending patents in the US,

South Africa, ARIPO, Nigeria, EUIPO, United Kingdom, India, Russian Federation, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazel, Indonesia, Mexico, Saudi Arabia.

The Magnetic Module Active Response System PCT provisional filing was completed on January 2023. PCT filings consist of pending patents in the US, South Africa, ARIPO, Nigeria, EUIPO, United Kingdom, India, Russian Federation, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazel, Indonesia, Mexico, Saudi Arabia.

The Supplemental Energy Generation and Storage for Trains PCT filing was completed on September 2020. By November 2020 we received the first positive opinion from PCT that all 21 claims pertaining to power generation in moving trains were to be granted. So far Russia and South Africa have granted the patents. We opted to extend the South Africa issuance for strategic reasons. Patents are pending in the US, ARIPO, Nigeria, EUIPO, United Kingdom, India, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazil, Indonesia, Mexico, Saudi Arabia, and Hong Kong.

Competitors and Industry

Market Growth & Trends

The industry that Ecolution Power Company is entering involves capturing wasted kinetic energy in moving trailers and train cars using their patented Module Active Response System (MARS) technology, with an initial focus in Low Energy Platforms, replacing the GENSET unit in reefer trailers as the competitive advantage of our first product.

We have completed the proof of concept and prototyping of that first product. Our second prototype, to begin in Q3/Q4 2023 is the train car retrofitted with the MARS system. Our engineering work indicates the potential of large energy generation in moving trains (High Energy Platform), with that power distributed into smart cities. Our first two announced city partners are St. Paul Minnesota and Amarillo, Texas. However, for early-stage valuation purposes, we show below competitors in the narrow e-mobility, refrigerated trailer space (Low Energy Platform). Were we to include the TAM from clean energy power generation our pre-money valuation goal would have been materially higher.

Global Opportunity Analysis and Industry Forecast, 2021-2031." According to the report, the global smart city platform industry was estimated at $160.2 billion in 2021, and is anticipated to hit $708.8 billion by 2031, registering a CAGR of 16.2% from 2022 to 2031.

https://www.prnewswire.com/news-releases/smart-city-platform-market-to-reach-708-8-bn-globally-by-2031-at-16-2-cagr-allied-market-research-301624612.html

The industry's current state shows a growing demand for more sustainable and environmentally-friendly solutions in the transportation industry, including the reefer trailer market. This is driven by increasing concerns about climate change and emissions regulations, and customer preferences for sustainable products and services.

Over the last few years, there has been a trend toward using alternative power sources in reefer trailers to reduce emissions and fuel costs. This has included using electric standby systems, solar-powered refrigeration systems, and fuel-cell systems, among others. Ecolution Power Company's technology, which captures wasted kinetic energy in moving trailers, is another example of this trend and has the potential to offer a more sustainable and cost-effective solution than traditional GENSET units.

There are also exciting trends in the industry that could make investing in Ecolution Power Company a good decision. For example, there is a growing interest in the Internet of Things (IoT) and telematics in the transportation industry, which could provide opportunities for Ecolution Power Company to integrate their technology with these systems to provide even more value to customers. Additionally, as sustainability continues to be a top priority for many businesses and consumers, there is potential for significant growth in the market for sustainable transportation solutions like Ecolution Power Company's MARS technology.

Overall, while the market for sustainable transportation solutions is still in its early stages, this industry has significant potential for growth in this industry. Ecolution Power Company's innovative technology and focus on sustainability could make us a strong player in this market.

The transportation industry has recently been under increasing pressure to reduce its carbon footprint, and the reefer trailer market is no exception. One of the main sources of emissions in reefer trailers is using a diesel-powered generator set (GENSET) to power the refrigeration unit. These units not only emit CO2 but also produce other harmful pollutants.

As a result, there has been a growing trend toward using alternative power sources for reefer trailers. Some of the products that exist today to replace the GENSET unit in reefer trailers include:

1. **Electric standby systems:** These systems use electricity from the grid to power the refrigeration unit when the trailer is parked or at a dock. This can significantly reduce emissions and fuel costs.

2. **Solar-powered refrigeration:** Systems use solar panels to generate electricity to power the refrigeration unit. While these systems may not be suitable for all applications, they can be a good option for trailers that spend a lot of time in sunny areas.

3. **Fuel-cell systems:** Fuel cells use hydrogen to generate electricity, which can be used to power the refrigeration unit. While still relatively new in the reefer trailer market, fuel cells have the potential to provide a low-emission and cost-effective solution.

Overall, there is a growing demand for more sustainable and environmentally-friendly solutions in the reefer trailer market. We believe it is a good place for us to start. Our goal is for Ecolution to become the 4th significant innovation in this area as companies strive to reduce their carbon footprint and meet the customers' demand who prioritize sustainability. Secondly, and importantly, the City of Amarillo, Texas, is working with us on developing a pilot project to electrify its garbage truck fleet. We expect this project to be well followed by the smart city community.

Competitors

The MARS technology can potentially revolutionize the reefer trailer market by significantly reducing emissions and fuel costs. By capturing the wasted kinetic energy from moving trailers and powering the refrigeration unit, the MARS technology offers a sustainable and cost-effective alternative to traditional diesel-powered generator sets.

Comparable companies:

1. eNow:

- Raised $5m in a Series A funding round in 2020 with a reported pre-money valuation of $16.7m.

- Provides solar-powered refrigeration solutions for the transportation industry, including reefer trailers.

- Has a product that is already on the market, generating revenue, and has established partnerships with major players in the transportation industry.

- Has a significant addressable market as the transportation industry moves towards more sustainable solutions.

2. Advanced Energy Machines:

- Raised $3m in a seed funding round in 2021 with a reported pre-money valuation of $12m.

- Provides solar-powered refrigeration solutions for the transportation industry, including reefer trailers.

- Has a promising technology that addresses the need for more sustainable and efficient solutions in the transportation industry.

- Has a product that is already on the market.

3. Bosch:

- Has launched a project called FresH2, which consists of a fuel cell powered by hydrogen tanks, to which an electronic unit is added, enabling it to convert the direct current provided by the cell into the alternating current needed to operate the refrigeration unit. [1]

- Bosch has partnered with Carrier Transicold, Lamberet, and STEF to test this innovative, zero-emission solution on the roads in France. The hydrogen fuel-cell powered refrigeration unit, Vector® HE 19, from Carrier Transicold is installed on a semi-trailer from Lamberet, a specialized bodybuilder of refrigerated vehicles. STEF, a transport and logistics specialist, is monitoring the road testing of the unit under real-life usage conditions.

Current Stage and Roadmap

Current Stage

Ecolution is in the pre-revenue stage of development with a functioning, proof of concept prototype that's beginning final development.

We've successfully completed our first Wabash Truck Trailer Prototype in Greenville, SC with our engineering partners and supporters WABASH, D&Z, KTM Solutions, and Meritor.

Future Roadmap

- Q3 2023: Plan to build the first commercial application for the refrigerated trailer product with Wabash National and Meritor as supporters in Greenville, SC.

- Q3 2023: Plan to build first rail car prototype with WATCO in Jacksonville, FL.

- Q3-Q4 2023: Expect to launch our $20M Series A Round.

- Q4 2023: Plan to build the first road ranger prototype with Miller Electric (1st Customer LOI) for disaster recovery in Greenville, SC.

- Q4 2023: Plan to build the first 1-2 MWh Power Gen. Trailer (Prospect Customer) for disaster recovery in Greenville, SC.

- Q3 2024: Anticipate our first licensing revenue from refrigerated trailer product.

The Team

Officers and Directors

Name: Johanne Gabriel Medina Then

Johanne Gabriel Medina Then's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Principal Accounting Officer, and Board Director
  Dates of Service: April, 2020 - Present

Responsibilities: My role as the CEO is to execute the vision and strategy for the company. Currently takes a salary of $96,000 per year.

Name: Johnny Then-Gautier

Johnny Then-Gautier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer, Board Director
  Dates of Service: April, 2020 - Present
  Responsibilities: Lead the efforts to continue to develop the technology and filing new patents for existing and new technologies as well as leading the engineering teams to develop our MARS technology. Currently takes a salary of $96,000 per year.

Name: Craig T. Bouchard

Craig T. Bouchard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairman of the Board of Directors
  Dates of Service: June, 2020 - Present
  Responsibilities: Board Member and actively involved in finance and strategy. Currently takes a salary of $96,000 per year.

Other business experience in the past three years:

- **Employer:** The Space Railway Corporation
  Title: Co-Chariman of the Board
  Dates of Service: May, 2022 - Present
  Responsibilities: Co-Chariman of the Board.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to retain an illiquid investment indefinitely. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are few established markets for these securities and there may never be one that can facilitate the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the clean energy technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, obtaining credit on

favorable terms is still a difficult environment. If we cannot obtain credit when needed, we could be forced to raise additional equity capital, modify our growth plans, or take other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, adding more investors would decrease your ownership percentage. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, our intellectual property could be the only asset remaining to generate a return on your investment. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the

product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our MARS Trailer. Delays or cost overruns in the development of our MARS technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

ECOLUTION POWER COMPANY was formed on JUNE 9TH, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ECOLUTION POWER COMPANY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have not yet generated any profits

ECOLUTION POWER COMPANY was formed on JUNE 9TH 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ECOLUTION POWER COMPANY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns five (4) patents, one (1) trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we cannot attract, hire and retain the right talent or make too many hiring mistakes, our business will likely suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations such as the DOT (Department of Transportation, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the Company's best interest. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company has a Convertible Security outstanding that will be triggered by the launch of the offering and will convert while the offering is live.
The Company has Simple Agreements for Future Equity (SAFEs) held by JCS Investment and Paragon PR currently outstanding for a total of $717,000. The trigger for this convertible note is the next round of equity financing and will subsequently be triggered when this Regulation Crowdfunding offering opens and is available for investment. This means that these SAFEs will convert to Class C Common Stock shares of the Company and there will be additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the note and the Dilution notification section of this Offering Memorandum.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bouchard 10S LLC (100% Owned and Managed by Craig Bouchard)	918,551	Class A Common Stock	28.12%
Melva LLC (100% Owned and Managed by Johnny Then-Gautier)	1,082,772	Class A Common Stock	33.15%
Ignito Enterprises LLC (100% Owned and Managed by Johanne G. Medina Then)	940,207	Class A Common Stock	28.78%

The Company's Securities

The Company has authorized SAFE - BVG, SAFE - JCS Investment, SAFE - Paragon PR, Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 308,750 of Class C Common Stock.

SAFE - BVG

The security will convert into Class a common stock and the terms of the SAFE - BVG are outlined below:

Amount outstanding: $2,000,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Next Financing Round

Material Rights

Liquidation & Dissolution priority over Common Stock.

SAFE - JCS Investment

The security will convert into Class c common stock and the terms of the SAFE - JCS Investment are outlined below:

Amount outstanding: $200,000.00

Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Next Financing Round

Material Rights

Please note that these Simple Agreements for Future Equity will automatically convert into shares of Class C Common Stock on the opening of this Regulation Crowdfunding Offering. Please see the Risk Factors section for how this will affect your investment.

The Notes have Liquidation & Dissolution priority over Common Stock.

SAFE - Paragon PR

The security will convert into Class c common stock and the terms of the SAFE - Paragon PR are outlined below:

Amount outstanding: $517,500.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Next Financing Round

Material Rights

Please note that these Simple Agreements for Future Equity will automatically convert into shares of Class C Common Stock on the opening of this Regulation Crowdfunding Offering. Please see the Risk Factors section for how this will affect your investment.

The Notes have Liquidation & Dissolution priority over Common Stock.

Class A Common Stock

The amount of security authorized is 3,900,000 with a total of 3,266,361 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 509,000 with a total of 483,638 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Class C Common Stock

The amount of security authorized is 650,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

There are no material rights associated with Class C Common Stock.

What it means to be a minority holder

As a minority holder of Class C Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock - Bouchard 10S LLC
  Type of security sold: Equity
  Final amount sold: $2.55
  Number of Securities Sold: 918,551
  Use of proceeds: Founding Shares
  Date: July 14, 2020
  Offering exemption relied upon: Founder shares

- **Name:** Common Class A Stock - Melva LLC
  Type of security sold: Equity
  Final amount sold: $3.00
  Number of Securities Sold: 1,082,772
  Use of proceeds: Founding Shares
  Date: July 14, 2020
  Offering exemption relied upon: Founding shares

- **Name:** Common Class A Stock - Ignito Enterprises LLC
  Type of security sold: Equity
  Final amount sold: $2.61
  Number of Securities Sold: 940,207
  Use of proceeds: Founding shares
  Date: July 14, 2020
  Offering exemption relied upon: Founding shares

- **Name:** Class A Common Stock - Luis De Los Santos
  Type of security sold: Equity
  Final amount sold: $0.10
  Number of Securities Sold: 36,092
  Use of proceeds: Founding shares
  Date: July 14, 2020
  Offering exemption relied upon: Founding shares

- **Name:** Class A Common Stock - Angel Lockward
  Type of security sold: Equity

Final amount sold: $0.50
Number of Securities Sold: 180,462
Use of proceeds: Founding shares
Date: July 14, 2020
Offering exemption relied upon: Founding shares

- **Name:** Class A Common Stock - Ray Cahnman
Type of security sold: Equity
Final amount sold: $0.20
Number of Securities Sold: 72,185
Use of proceeds: Inital shares
Date: August 24, 2020
Offering exemption relied upon: Initial shares

- **Name:** Class A Common Stock - James B. Stucker
Type of security sold: Equity
Final amount sold: $0.04
Number of Securities Sold: 12,632
Use of proceeds: Initial shares
Date: August 19, 2020
Offering exemption relied upon: Initial shares

- **Name:** Class A Common Stock - Courtney Stucker
Type of security sold: Equity
Final amount sold: $0.04
Number of Securities Sold: 12,632
Use of proceeds: Initial shares
Date: August 28, 2020
Offering exemption relied upon: Initial shares

- **Name:** Class A Common Stock - Robert J. Stucker
Type of security sold: Equity
Final amount sold: $0.03
Number of Securities Sold: 10,828
Use of proceeds: Initial shares
Date: August 24, 2020
Offering exemption relied upon: Initial shares

- **Name:** Class B Common Stock - 1045 West Hill
Type of security sold: Equity
Final amount sold: $0.20
Number of Securities Sold: 72,185
Use of proceeds: Initial shares
Date: August 24, 2020
Offering exemption relied upon: Initial shares

- **Name:** Class B Common Stock - JCS Investment
  Type of security sold: Equity
  Final amount sold: $0.08
  Number of Securities Sold: 7,218
  Use of proceeds: n/a
  Date: December 23, 2021
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - William Farley
  Type of security sold: Equity
  Final amount sold: $0.10
  Number of Securities Sold: 36,092
  Use of proceeds: n/a
  Date: August 04, 2020
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - Jack Greenberg
  Type of security sold: Equity
  Final amount sold: $0.10
  Number of Securities Sold: 36,092
  Use of proceeds: n/a
  Date: August 04, 2020
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - Ernest Matsuo Higa
  Type of security sold: Equity
  Final amount sold: $0.10
  Number of Securities Sold: 36,092
  Use of proceeds: n/a
  Date: August 04, 2020
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - Randolph Read
  Type of security sold: Equity
  Final amount sold: $0.20
  Number of Securities Sold: 72,185
  Use of proceeds: n/a
  Date: August 04, 2020
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - Richard Giromini
  Type of security sold: Equity
  Final amount sold: $0.10
  Number of Securities Sold: 36,092
  Use of proceeds: n/a
  Date: September 14, 2020

Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - Juan Macchiavelli
  Type of security sold: Equity
  Final amount sold: $0.03
  Number of Securities Sold: 9,023
  Use of proceeds: n/a
  Date: August 05, 2020
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - Ali Shahkamrani
  Type of security sold: Equity
  Final amount sold: $0.03
  Number of Securities Sold: 9,023
  Use of proceeds: n/a
  Date: August 25, 2020
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $7.60
  Number of Securities Sold: 68,576
  Use of proceeds: n/a
  Date: December 03, 2021
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $4.80
  Number of Securities Sold: 43,311
  Use of proceeds: n/a
  Date: May 15, 2022
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $2.80
  Number of Securities Sold: 25,265
  Use of proceeds: n/a
  Date: October 06, 2022
  Offering exemption relied upon: n/a

- **Name:** Class B Common Stock - BVG Fund One LP
  Type of security sold: Equity
  Final amount sold: $3.60
  Number of Securities Sold: 32,483

Use of proceeds: n/a
Date: July 10, 2023
Offering exemption relied upon: n/a

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

The Company is currently pre-revenue so fiscal years 2021 and 2022 resulted in $0 revenue.

Cost of sales

The Company has no cost of sales.

Gross margins

The Company has no gross margins.

Expenses

The Company's expenses encompass various components, including compensation and benefits, marketing expenses, fees for professional services and patents, research and development expenses, and travel expenses. In 2022, expenses increased by $913,338 compared to the previous year. Notably, approximately $395,000 of this increase can be attributed to higher compensation and benefits costs, which resulted from the hiring of three employees, and three directors, and engagement with several independent contractors towards the end of 2021.

Additionally, around $385,000 of the increase in expenses can be attributed to intensified research and development efforts. This includes the completion of the first bench test prototype, the initial costs associated with designing the first trailer prototype, and the preliminary simulation costs for our rail car product.

Approximately $94,000 of the expense increase was due to business travel. Our leadership team is based in Naples, FL, while third-party engineers and facilities are located in Greenville, SC, and Jacksonville, FL. Travel was necessary to visit partner cities such as St. Paul, MN, and Amarillo, TX. Furthermore, our lead investor extended an invitation for international travel to Dubai early in the year, where we had fruitful meetings with African leadership that have since led to potential partnerships in South Africa. As a result, one leadership team visited South Africa last year as well.

It is important to note that during our early-stage development, our operational expenses serve as a representation of what investors should anticipate as we continue to grow our company. We remain dedicated to optimizing our expenditure and achieving sustainable growth in the future.

Historical results and cash flows:

Historical Results & Cash Flows

Net cash used in operating activities witnessed an increase of approximately $717,516 from 2021 to 2022. This rise can primarily be attributed to various factors, including higher compensation and benefits, increased marketing expenses, fees for professional services and patents, research and development costs, and elevated travel expenses. These operational expenditures reflect our commitment to driving growth and innovation within the Company.

Furthermore, net cash used in investing activities increased by approximately $112,379 during the same period. This increase primarily stems from the capitalization of existing and newly filed global patent applications, which underscores our dedication to protecting our intellectual property. As of now, the Company has been granted four patents, with an additional patent in South Africa being accepted and strategically postponed.

In terms of net cash provided by financing activities, there was an increase of approximately $200,000. This surge can be attributed to the acquisition of a new investor, who has injected capital into the Company through the sale of equity in the form of Simple Agreements for Future Equity (SAFEs). A payment towards a promissory note to a related party of $30,000 was processed as well.

Notably, our lead investor funded an additional SAFE of $400,000 in 2023. Additionally, BVG signed a term sheet in 2020 to fund the Company up to $3,000,000.

As we move forward, the Company will continue to pursue additional capital raises to support the scaling of our operations and fuel our growth trajectory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of f July 13th, 2023, the Company cash on hand is $218,115.09.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are not critical but we view them as important to our company's prototyping project plan. The funds raised on the StartEngine platform will be used to continue our prototyping and commercialization efforts.

In 2020 the Company signed a $3,000,000 term sheet with its lead investor the Brown Venture Group (BVG). To date, BVG has funded $2,000,000. The last funding transaction occurred on July 10th, 2023, for $400,000. BVG intends to fund the remaining $1,000,000 during 2023.

Our current cash-on-hand balance of $218,115.09 provides a company a six-month runway.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds of this campaign are not critical but we view them as important to our company's prototyping project plan. The funds raised on the StartEngine platform will be used to continue our prototyping and commercialization efforts.

Our current cash-on-hand balance represents about 17% of the $1,235,000 target capital raise on Startengine.

For the last year and ten months, our strategy has been to have the Startengine CF funding as a backup financing tool. Despite having a $3,000,000 term sheet from our lead investor, the funds have been injected in several tranches. To date, BVG has funded $2,000,000 and they intend to fund the remaining $1,000,000 this year. BVG has been actively funding the Company since August 2021: August 2021 $100,000; October 2021 $200,000; December 2021 $500,000; June 2022 $500,000; October 2022 $300,000; July 2023 $400,000.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for six (6) months. This is based on a current monthly burn rate of $35,000.00 for expenses related to monthly subscription fees and general administrative expenses. It is also based on our current cash-on-hand balance of

$218,115.09.

How long will you be able to operate the company if you raise your maximum funding goal?

Our CF funding is designed to provide one year of operating capital to the Company.

If we reach our full funding goal of $1,235,000 our annual projected operations anticipate payroll and benefits costs of ~$415,000. This is for three leadership team members.

Research and development expenses of ~$480,000. ~$360,000 towards the commercial trailer prototype and ~$120,000 towards the first rail car prototype.

Operating expenses of ~$280,000. ~$126,000 attributed to legal and patent expenses, ~$102,000 for travel expenses. ~$60,000 for financial services, software subscription, website maintenance, and general supplies expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will accept additional money into our SAFE from strategic and venture capital investors. Our SAFE will be active until the first proceeds from StartEngine financing. Most recently, on July 10th, 2023, we closed an additional SAFE with our lead investor for $400k.

BVG our lead investor executed a $3,000,000 term sheet with the Company in 2020. To date, BVG has funded $2,000,000 and they intend to fund the remaining $1,000,000 this year. BVG has been actively funding the Company since August 2021: August 2021 $100,000; October 2021 $200,000; December 2021 $500,000; June 2022 $500,000; October 2022 $300,000; July 2023 $400,000.

Indebtedness

- **Creditor:** Note Payable To the Executive Chairman
  Amount Owed: $80,702.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2026
  These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. The total ending principal balance of these notes was $71,562 with accrued interest totaling $9,139 as of December 31, 2022.

Related Party Transactions

- **Name of Entity:** Craig T. Bouchard
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Bouchard provided a loan to the Company for $101,562.41. There are three promissory notes: Promissory Note 1 on 7/1/2020 for $75,562.41, Promissory Note 2 on 11/02/2020 for $25,000.00 and Promissory Note 3 on 7/06/2021 for $1,000.00.
  Material Terms: In June 2020, the Company's Board determined that it would be in the Company's best interest to borrow money from its Chairman up to $150,000. In 2020 and 2021, the Company entered into 3 promissory note agreements with the Chairman for a total principal amount of $101,562 with interest rates of 4% and maturity dates in December 2026. These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. The total ending principal balance of these notes was $71,562 with accrued interest totaling $9,139 as of December 31, 2022.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, the total value of assets, the total value of patents, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Market Growth & Trends

The industry that Ecolution Power Company is entering involves capturing wasted kinetic energy in moving trailers and train cars using their patented Module Active Response System (MARS) technology, with a focus on replacing the GENSET unit in reefer trailers as the competitive advantage of our first product.

The total addressable market of 500,000 refrigerated trailers in the US and China, with an assumed licensing fee of $5k per trailer per year, results in a TAM of $2.5 billion for each market. For South Africa, a TAM of $15m is assumed. Assuming a 1% penetration rate, the total addressable market for MARS technology is about $55m.

We have completed the proof of concept and prototyping of that first product. Our second prototype, to begin in Q3/Q4 2023 is the train car retrofitted with the MARS system. Our engineering work indicates the potential of large energy generation in moving trains, with that power distributed into smart cities. Lastly, our first two announced preliminary city partners are St. Paul Minnesota and Amarillo, Texas.

Sources:
(1) *https://www.epa.gov/verified-diesel-tech/refrigerated-trailers-and-transport-refrigeration-units-trus*

(2) *https://www.nrel.gov/docs/fy10osti/46598.pdf*

Our Current Industry

The industry's current state shows a growing demand for more sustainable and environmentally-friendly solutions in the transportation industry, including the reefer trailer market. This is driven by increasing concerns about climate change and emissions regulations, and customer preferences for sustainable products and services.

Over the last few years, there has been a trend toward using alternative power sources in reefer trailers to reduce emissions and fuel costs. This has included using electric standby systems, solar-powered refrigeration systems, and fuel-cell systems, among others. Ecolution Power Company's technology, which captures wasted kinetic energy in moving trailers, is another example of this trend and has the potential to offer a more sustainable and cost-effective solution than traditional GENSET units.

Overall, while the market for sustainable transportation solutions is still in its early stages, this industry has significant potential for growth in this industry. Ecolution Power Company's innovative technology and focus on sustainability could make us a strong player in this market.

The transportation industry has recently been under increasing pressure to reduce its carbon footprint, and the reefer trailer market is no exception. One of the main sources of emissions in reefer trailers is using a diesel-powered generator set (GENSET) to power the refrigeration unit. These units not only emit CO2 but also produce other harmful pollutants.

As a result, there has been a growing trend toward using alternative power sources for reefer trailers. Some of the products that exist today to replace the GENSET unit in reefer trailers include:

1. Electric standby systems: These systems use electricity from the grid to power the refrigeration unit when the trailer is parked or at a dock. This can significantly reduce emissions and fuel costs.

2. Solar-powered refrigeration: Systems use solar panels to generate electricity to power the refrigeration unit. While these systems may not be suitable for all applications, they can be a good option for trailers that spend a lot of time in sunny areas.

3. Fuel-cell systems: Fuel cells use hydrogen to generate electricity, which can be used to power the refrigeration unit. While still relatively new in the reefer trailer market, fuel cells have the potential to provide a low-emission and cost-effective solution.

Overall, there is a growing demand for more sustainable and environmentally-friendly solutions in the reefer trailer market. We believe it is a good place for us to start. Our goal is for Ecolution to become the 4th significant innovation in this area as companies strive to reduce their carbon footprint and meet the customers' demand who prioritize sustainability. Secondly, and importantly, the City of Amarillo, Texas, is working with us on developing a pilot project to electrify its garbage truck fleet. We expect this project to be well followed by the smart city community.

Company Prototype & Technology

The MARS technology can potentially revolutionize the reefer trailer market by significantly reducing emissions and fuel costs. By capturing the wasted kinetic energy from moving trailers and powering the refrigeration unit, the MARS technology offers a sustainable and cost-effective alternative to traditional diesel-powered generator sets.

Furthermore, having completed the first trailer prototype is a significant milestone for the Company, demonstrating that the technology is not just a concept, but a viable solution that has been successfully tested. This provides investors with greater confidence in the potential success of the technology and the Company's ability to execute its vision.

Our global patent categories are as follows: Module Active Response System (MARS), Supplemental Generation of Energy in Vehicles (Anti-Slip), Magnetic Module Active Response System, and Supplemental Energy Generation and Storage for Trains.

The MARS patent has been awarded three patents to date, two in the US and one in China. Patents are pending in Japan, Korea, and Germany.

The Supplemental Generation of Energy in Vehicles (Anti-Slip) PCT provisional filing was completed on December 2022. PCT filings consist of pending patents in the US, South Africa, ARIPO, Nigeria, EUIPO, United Kingdom, India, Russian Federation, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazel, Indonesia, Mexico, and Saudi Arabia.

The Magnetic Module Active Response System PCT provisional filing was completed on January 2023. PCT filings consist of pending patents in the US, South Africa, ARIPO, Nigeria, EUIPO, United Kingdom, India, Russian Federation, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazel, Indonesia, Mexico, and Saudi Arabia.

The Supplemental Energy Generation and Storage for Trains PCT filing was completed on September 2020. By November 2020 we received the first positive opinion from PCT that all 21 claims pertaining to power generation in moving trains were to be granted. So far Russia and South Africa have granted the patents. We opted to extend the South Africa issuance for strategic reasons. Patents are pending in the US, ARIPO, Nigeria, EUIPO, United Kingdom, India, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazil, Indonesia, Mexico, Saudi Arabia, and Hong Kong.

When we move from our first product, the MARS reefer trailer, to becoming a global power company utilizing our MARS technology in trains, our TAM will increase exponentially.

Lastly, we received the first non-binding LOI on June 2023 from a prospective customer which believe further supports our pre-money valuation.

Our Co-Founder & Executive Chairman:

Craig is a highly accomplished individual with notable achievements in various fields. He is a New York Times Best Selling author, with his book "The Caterpillar Way. Lessons in Leadership, Growth, and Shareholder Value" reaching #1 on the Barnes & Noble Best Seller List and #8 on the New York Times Best Seller list in the business category.

Craig has founded three companies that achieved approximately $1 billion in revenue within 18 months. His companies completed 12 acquisitions of metals companies, and he has won three hostile proxy contests. In 2018, he was a finalist for the prestigious Platts/S&P "CEO of the Year" award in the global metals industries.

In 2004, Craig co-founded Esmark Inc., which acquired nine steel companies, including the notable hostile takeover of Wheeling Pittsburgh Corporation. Under his leadership, Esmark revenues grew from $4 million in 2003 to $3.5 billion in 2008. The company was subsequently sold for an enterprise value of $1.25 billion.

Craig also founded Real Industry, Inc., formerly known as Signature Group Holdings, after leading a successful proxy battle. The company experienced significant growth during his tenure, with annual revenue increasing from $40 million to approximately $1.3 billion, and it joined the NASDAQ.

Before his entrepreneurial ventures, Craig had a successful career in banking. He rose to the position of Senior Vice President at the First National Bank of Chicago (now JPM/Chase), becoming the third youngest individual to achieve that level in the bank's 150-year history. He also held senior positions in Hong Kong and Tokyo, overseeing significant financial operations and handling major bankruptcy cases.

Craig holds a bachelor's degree, a master's degree in Economics, and an Honorary Doctor of Science from Illinois State University. He also earned an MBA from the University of Chicago. He has served on the boards of various organizations, including Boston University and the Foundation of the University of Montana, and is currently a member of the leadership board of the Department of Athletics at Duke University.

Recognized for his achievements, Craig has received honors such as being elected to the Hall of Fame of the Illinois State University College of Arts and Sciences and the Hall of Fame of Hinsdale Central Township High School. He holds a United States patent for Power Producing Dry-Type Cooling Systems.

Our Advisory Board Member:

Richard J. Giromini is a highly accomplished industrial manufacturing leader with a remarkable career spanning over 40 years in the automotive and commercial transportation sectors. From January 1, 2007, to June 1, 2018, he served as the Chief Executive Officer of Wabash National Corporation, a prominent player in the industry.

Throughout his tenure, Giromini demonstrated exceptional leadership skills and steered the company to unprecedented heights.

Under Giromini's guidance, Wabash National experienced remarkable growth, transforming into a formidable force with annual revenues surpassing $2 billion. Giromini's unwavering commitment to safety, operational excellence, continuous improvement, innovation, and strategic growth proved instrumental in achieving record-breaking levels of revenue and profitability.

After diligently planning for a smooth succession and with retirement on the horizon, Mr. Giromini voluntarily relinquished his position as CEO on June 1, 2018. However, he continued to contribute his invaluable expertise as an Executive Advisor and Director until officially retiring on June 1, 2019. Giromini's influence and dedication during his time at Wabash National played a pivotal role in shaping the company's success and solidifying its position in the market.

Giromini's illustrious career in industrial manufacturing commenced at General Motors Corporation, where he laid the foundation for his exceptional expertise. He progressed through the ranks, occupying various engineering and senior management positions within the automotive industry. Notable companies he served include Doehler-Jarvis Corporation, Hayes Wheels International, ITT Automotive, and Accuride Corporation.

Beyond his professional achievements, Richard J. Giromini has demonstrated a deep commitment to community engagement and support. Throughout his career, he actively contributed to numerous organizations and served in esteemed positions. These include Chairman of the Indiana Manufacturers Association (IMA), Chairman of the Truck Trailer Manufacturers Association (TTMA), Director and executive committee member of Central Indiana Corporate Partnership (CICP) and CICP's Ascend Indiana, Director and council member of Greater Lafayette Commerce (GLC), Vice Chairman of the Senior Council of Junior Achievement, Vice Chairman for the Wabash Heartland Innovation Network (WHIN) regional initiative, board member of the United Way of Greater Lafayette & Tippecanoe County, and Director and executive committee member of The Wabash Center.

Giromini's educational background is equally impressive. He holds a Master of Science in Industrial Management and a Bachelor of Science in Mechanical Engineering, both earned from Clarkson University. In addition, he completed the prestigious Advanced Management Program at Duke University's Fuqua School of Business, further augmenting his knowledge and expertise in management and leadership.

Richard J. Giromini's exceptional contributions to the industrial manufacturing sector, his relentless pursuit of excellence, and his unwavering dedication to community engagement have solidified his position as a distinguished leader and role model in the industry.

Conclusion

Based on the above, the Company believes its pre-money valuation of $15,000,000 is reasonable.

Disclaimer

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

The pre-money valuation calculation does not include any shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,715,500 in Simple Agreements For Equity outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities and their conversion during this offering which may affect your investment and ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  34.5%
  Market and customer research, new product development and market testing.

- *Company Employment*
  36.0%
  Maintain key operating and executive personnel.

- *Patents & General Expenses*
  23.0%
  Cover expenses for patent filings and maintenance, and ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.ecolutionpower.com/ (https://ecolutionpower.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/ecolutionpower

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ecolution Power Company

[See attached]

Ecolution Power Company (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ecolution Power Company, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statement of operations, statement of cash flows, and statement of changes in shareholders' Deficit for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 19, 2023
Vincenzo Mongio

Consolidated Statement of Financial Position

		As of December 31, 2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	$	394,114
Prepaid Expenses		43,515
Other Current Assets		19,504
Total Current Assets		457,133
Non-current Assets		
Intangible Assets: Website and Patents, net of Accumulated Amortization		164,906
Total Non-Current Assets	$	164,906
TOTAL ASSETS	$	622,039
LIABILITIES AND SHAREHOLDER'S DEFICIT		
Liabilities		
Current Liabilities		
Accounts Payable	$	129,953
Total Current Liabilities	$	129,953
Long-term Liabilities		
Notes Payable - Related Party	$	80,702
Total Long-Term Liabilities	$	80,702
TOTAL LIABILITIES	$	210,655
SHAREHOLDERS' DEFICIT		
Common Stock Subscribed	$	18
Common Stock Subscription Receivable		(18)
Additional Paid in Capital		150,000
Future Equity Obligations (SAFE Notes)	$	2,212,500
Accumulated Deficit		(1,951,116)
Total Shareholders' Deficit	$	411,384
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$	622,039

Consolidated Income Statement

		Year Ended December 31, 2022
Revenue	$	-
Cost of Revenue		-
Gross Profit	$	-
Operating Expenses		
Advertising and Marketing	$	206,657
General and Administrative		627,193
Research and Development		408,431
Amortization		5,123
Total Operating Expenses	$	1,247,404
Operating Income (loss)	$	(1,247,404)
Other Income		
Interest Income		
Other		
Interest Expense	$	3,398
Other		-
Total Other Expense	$	3,398
Provision for Income Tax	$	-
Net Income (loss)	$	(1,250,802)

Consolidated Statement of Cash Flows

		Year Ended December 31, 2022
OPERATING ACTIVITIES		
Net Income (Loss)	$	(1,250,802)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation		-
Amortization	$	5,123
Accounts Payable		49,967
Prepaid Expenses		43,212
Other Current Assets		(19,505)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	78,797
Net Cash provided by (used in) Operating Activities	$	(1,172,005)
INVESTING ACTIVITIES		
Intangible Assets	$	(118,494)
Net Cash provided by (used by) Investing Activities	$	(118,494)
FINANCING ACTIVITIES		
Future Equity Obligations (SAFE Notes)	$	1,180,000
Notes Payable - Related Party		(26,601)
Net Cash provided by (used in) Financing Activities	$	1,153,399
Net Cash increase (decrease) for period	$	(137,100)
Cash at the beginning of period	$	531,214
Cash at end of period	$	394,114

Consolidated Statement of Changes in Shareholders' Equity (Deficit)

	Common A Stock		Common B Stock		Common A Shares		Common B Shares						
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	Common Stock Subscription Receivable	APIC	SAFE	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2021	905	$ 10	$ 104	$ 1	$ 1,000,000	$ -	$ -	$ -	$ (11)	$ 150,000	$ 1,032,500	$ (700,314)	$ 482,186
Issuance of Common Stock	-	-	210	8	-	-	-	-	(8)	-	-	-	-
Effect of 1:10 stock split	8,145	-	936	-	-	-	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	-	-	-
SAFE	-	-	-	-	-	-	-	-	-	-	1,180,000	-	1,180,000
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,250,802)	(1,250,802)
Ending Balance 12/31/2022	9,050	$ 10	$ 1,250	$ 9	$ 1,000,000	$ -	$ -	$ -	$ (19)	$ 150,000	$ 2,212,500	$ (1,951,116)	$ 411,384

Ecolution Power Company
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ecolution Power Company ("the Company") was formed in Delaware on June 9th, 2020. The Company plans to further develop, design, manufacture, and commercialize proprietary technology it licenses from Ecolution kWh, LLC ("the LLC"), a Limited Liability Company formed in Delaware on May 15th, 2020, for the purposes of enabling vehicles, rolling stock, and other transportation systems to convert mechanical energy into electric energy for use or storage in batteries. For that purpose, the LLC and the Company have entered into a certain Patent and Know-How License Agreement (please see "Basis of Consolidation" note for further information). The Company has developed and patented a technology referred to as the Module Active Response System ("MARS") technology. The MARS technology harvests kinetic energy from moving train cars and truck trailers, generating affordable clean electricity which is downloaded into a micro-grid at the train station, at buildings in the city, or placed directly into the central electric grid.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The Company analyzed its business relationship with the LLC under the guidance in ASC 810, "*Consolidation*", and has determined that the LLC is a variable interest entity (VIE) due to the fact that the Company is the primary beneficiary of the LLC's patents and trade secrets and is commonly controlled. As such, the consolidated financial statements include the financial results of the LLC.

In September 2020, the Company entered into a perpetual, irrevocable, world-wide, and exclusive license agreement with the LLC for its technology, which the Company may sublicense to other entities. The Company shall pay the LLC a non-refundable royalty of 3% of net sales of all licensed products and services. Furthermore, the Company shall pay the LLC an additional 3% of any and all sublicensing revenue generated by entities that were granted the right to sublicense all or any of the Company's licensed rights to the licensed products and services.

All significant intercompany accounts and transactions have been eliminated at consolidation. Amongst these transactions were the licensing fees incurred by the Company and paid to the LLC in the respective amount of $134,000 as of December 31, 2022.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company had a consolidated cash balance of $394,114 as of December 31, 2022.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Prepaid Expenses

In 2022, the Company prepaid expenses to a vendor in the for engineering and proof of concept services and for several other expenses for which the service period are over a 12-month period. This balance is being decreased as services are provided and invoices submitted. The ending balance of this prepaid expense was $43,515 as of December 31, 2022.

Intangible Assets

The Company's intangible asset consists of a corporate website and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 3 years. The ending balance of this asset was $10,005 as of December 31, 2022.

Additionally, the Company follows the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the costs incurred in connection with the registration of patents. The Company capitalizes costs incurred in connection with the registration and defense of patents for intellectual property. This cost is capitalized and amortized only once the patent is granted and is amortized over the life of the patent. Management periodically reviews capitalized fees for any potential impairment. The Company currently has three patents that have been awarded across several countries consisting of the United States and China. During 2023, a fourth patent was granted in Russia. The life of those patents ranges from 10-20 years and the weighted average amortization period as of December 31, 2022 is 200 months. Management amortizes the costs of patents that are granted using a straight-line method. As of December 31, 2022, the Company has capitalized a total cost of $156,283 and has accumulated amortization totaling $1,382.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2020, the Company authorized its Ecolution Power Company 2020 Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. Awards may be granted in the form of Stock Options, Restricted Stock Awards, or Restricted Stock Units ("the Awards). A total of 15% of shares of Class B Common Stock shall be available at all times for the grant of Awards under the Plan. In August and September of 2020, the Company granted a total of 65 shares of Class B Common Stock in the form of Restricted Stock Awards. These Awards were granted with par values of $0.0001 and fair market values of $0.01 per share for a total of $0.65. Of the total 65 Restricted Stock Awards, 5 have vested immediately at grant date, and 60 shall vest at a rate of three and one-third (3-1/3) upon the one-year anniversary of grant date, and then ratably over the next 24 months until fully vested.

In April 2022, the Board determined that it was in the best interests of the Corporation to affect a 1-for-10 stock split of its shares as discussed in detail in Note 6, below.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation subsequent to the 1 for 10 stock split:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 1, 2021	310	$ 0.001
Granted	-	$ -
Vested	(190)	$ 0.001
Forfeited	-	$ -
Nonvested shares, December 31, 2022	120	$ 0.001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see "Liabilities & Debt" note regarding loans payable to the Company's Chairman.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES & DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. In some of the agreements, the investor has the right to future equity in the Company in the same class and series of shares issued in an equity financing event equal to the SAFE purchase price divided by the discount price. In other versions of the SAFE agreements that were issued, the investor will have the right to convert their investment into shares of voting stock, which will be Class A Common Stock. The discount price means the lowest price per share of the Stock sold during an equity financing event multiplied by 20%. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price during a qualified liquidity event at a 20% discount. The agreements are not subject to a valuation cap. Furthermore, the Company has granted certain SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.04 per share. These investors were required to pay the Company this subscription amount along with their original SAFE purchase price. In December 2021, one SAFE investor has subscribed to 19 shares of Class B Common Stock for a total purchase price of $0.76.

During 2022, the Company issued three additional SAFE agreements under the same terms as noted above for a total of $1,180,000, and granted those SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.04 per share. These investors were required to pay the Company this subscription amount along with their original SAFE purchase price. These SAFE investors subscribed to a total of 210 shares of Class B Common Stock for a total purchase price of $7.68.

Note Payable to Chairman

In June 2020, the Company's Board determined that it would be in the Company's best interest to borrow money from its Chairman up to $150,000. In 2020 and 2021, the Company entered into 3 promissory note agreements with the

Chairman for a total principal amount of $101,562 with interest rates of 4% and maturity dates in December 2026. These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. The total ending principal balance of these notes was $71,562 with accrued interest totaling $9,139 as of December 31, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	-
2026	71,562
2027	-
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 1,000 shares of Class A Common Stock with a par value of $0.0001 per share. 905 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 1,000 shares of Class B Common Stock with a par value of $0.0001 per share. 9 and 10 shares were issued and outstanding as of 2020 and 2021, respectively.

Holders of Class A Common Stock shall be entitled to one vote per share, and holders of Class B Common Stock shall not be entitled to vote.

The LLC is authorized to issue Class A Common Shares, Class B Common Shares, and Preferred Shares. As of December 31, 2022, 1,000,000 Class A Common Shares were issued and outstanding.

Class A Common Shareholders shall be entitled to one vote per share, and Class B Common Shareholders shall not be entitled to vote. Both classes of shares shall be identical in all other respects. Any and all distributions shall be made at such times and in such amounts as determined by the Board of Members to the Shareholders on a pro rata basis in accordance with their shares. Right, obligations, preferences and limitations have not been established by the LLC.

In April 2022, the Board determined that it was in the best interests of the Corporation to effect a 1-for-10 stock split of its shares of Class A Common Stock (voting), par value $0.0001 per share ("Class A Common Stock"), and Class B Common Stock (non-voting), par value $0.0001 per share ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), in the form of a 1,000% stock dividend (the "Stock Split"); in order to provide sufficient authorized and unissued shares of Common Stock to effect the Stock Split, the Board determined that it is in the best interests of the Corporation to amend the Certificate of Incorporation of the Corporation to increase the number of authorized shares of Class A Common Stock from 1,000 to 20,000 and the number of authorized shares of Class B Common Stock from 1,000 to 20,000.

Subsequent to the split, the Company had 9,050 shares of Class A Common Stock and 1,250 shares of Class B Common Stock issued and outstanding as of December 31, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 19, 2023, the date these financial statements were available to be issued.

In January of 2023, the Company was granted a national stage patent in Russia. This patent carries a useful life of 20 years.

As of April of 2023, the Company completed the Wabash trailer prototype in Greenville, SC, which is an important milestone in the Company's path to validate the power generation functionality of the MARS system in providing a path to efficiently store energy while in motion. The Company deemed this prototype to be successfully completed.

In June of 2023, the Company received a letter of intent from Miller Electric Company in which the Company expressed its interest in co-funding a prototype with the Company for specific types of vehicles and subsequently purchasing those products, once successfully developed. A formal collaboration agreement has not been executed as of the date of these financial statements.

In July of 2023, the Board authorized and executed a written consent to create a non-voting Class C Common Stock and authorize 650,000 shares to become available for issuance. Further, it was authorized that the Company complete a stock split of 1 to 360.92397 of Class A Common Stock and Class B Common Stock. To provide sufficient authorized and unissued shares to affect this stock split, the Board has declared that it is in the Company's best interest to amend its Certificate of Incorporation to increase the number of authorized shares of Class A and Class B Common Stock to the respective amounts of 3,900,000 and 509,000 shares. Aligned with this proposed increase, the Board desires to ratify its Equity Incentive Plan to provide for 483,638 shares of Class B Common Stock to be readily available for the grant of awards (please see "Equity Based Compensation" note for further information).

In July of 2023, the Company issued an additional SAFE agreement under the same terms as those noted above for a total of $400,000 (please see "Note 5" for further information). Furthermore, this particular SAFE agreement provided the investor the opportunity to subscribe to 32,486 shares of Class B Common Stock at a price of $0.0001108 per share. This total subscription amount of $3.60 was paid along with the SAFE purchase price in July 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. During the next twelve months, the Company intends finance its operations with remaining funds as of 12/31/2022 and from pre-series A $1.235M equity financing launch by July 31st, 2023. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Ecolution Power Company (the "Company") a Delaware Corporation

Consolidated Financial Statements and
Independent Auditor's Report

Years ended December 31, 2020 & 2021

INDEPENDENT AUDITOR'S REPORT

To Management
Ecolution Power Company,

We have audited the accompanying consolidated balance sheets of Ecolution Power Company as of December 31, 2020 and 2021, and the related consolidated income statement, consolidated statement of cash flows, and the consolidated statement of changes in shareholders' equity (deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Ecolution Power Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.
As of October 31st, 2022, the Company has a cash balance of $498.9k. This amount is sufficient to see the Company through its next six months of operations.

Other Matter

Users of these financial statements should read the financial statements for the year ended December 31st 2022 for additional subsequent events in addition to those mentioned in Note 7.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 19, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	531,214	6,775
Prepaid Expenses	86,727	-
Total Current Assets	617,941	6,775
Non-current Assets		
Intangible Assets: Website, net of Accumulated Amortization	51,535	50,205
Total Non-Current Assets	51,535	50,205
TOTAL ASSETS	669,476	56,981
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	79,986	115,069
Total Current Liabilities	79,986	115,069
Long-term Liabilities		
Notes Payable - Related Party	107,304	102,261
Total Long-Term Liabilities	107,304	102,261
TOTAL LIABILITIES	187,290	217,330
EQUITY		
Common Stock Subscribed	11	10
Common Stock Subscription Receivable	(11)	(10)
Future Equity Obligations (SAFE Notes)	1,032,500	52,500
Additional Paid in Capital	150,000	150,000
Accumulated Deficit	(700,314)	(362,850)
Total Equity	482,186	(160,350)
TOTAL LIABILITIES AND EQUITY	669,476	56,981

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	202,032	72,850
General and Administrative	102,921	269,359
Research and Devvelopment	23,684	16,797
Amortization	4,785	1,919
Total Operating Expenses	333,422	360,925
Operating Income (loss)	(333,422)	(360,925)
Other Expense		
Interest Expense	4,042	1,699
Other	-	-
Total Other Expense	4,042	1,699
Provision for Income Tax	-	-
Net Income (loss)	(337,464)	(362,624)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(337,464)	(362,624)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	4,785	1,919
Accounts Payable	(35,083)	114,843
Prepaid Expenses	(86,727)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(117,025)	116,762
Net Cash provided by (used in) Operating Activities	(454,489)	(245,862)
INVESTING ACTIVITIES		
Intangible Assets	(6,115)	(52,124)
Net Cash provided by (used by) Investing Activities	(6,115)	(52,124)
FINANCING ACTIVITIES		
Additional Paid in Capital	-	150,000
Future Equity Obligations (SAFE Notes)	980,000	52,500
Notes Payable - Related Party	5,042	102,261
Net Cash provided by (used in) Financing Activities	985,042	304,761
Cash at the beginning of period	6,775	0
Net Cash increase (decrease) for period	524,439	6,775
Cash at end of period	531,214	6,775

Statement of Changes in Shareholder Equity

	Common A Stock		Common B Stock		Common A Shares		Common B Shares						
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	Common Stock Subscription Receivable	APIC	SAFE	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	-	-	-	-	-	-	-	-	-	-	-	(226)	(226)
SAFE	-	-	-	-	-	-	-	-	-	-	52,500		52,500
Issuance of Common Stock	905	10	20	-	1,000,000	-	-	-	(10)	-		-	0
Restricted Stock Award Grants	-	-	65	-	-	-	-	-	-	-		-	-
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	150,000		-	150,000
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-		(362,624)	(362,624)
Ending Balance 12/31/2020	905	10	85	-	1,000,000	-	-	-	(10)	150,000	52,500	(362,850)	(160,350)
SAFE	-	-	-	-	-	-	-	-	-	-	980,000	-	980,000
Issuance of Common Stock	-	-	19	1	-	-	-	-	(1)	-		-	-
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-		-	-
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-		(337,464)	(337,464)
Ending Balance 12/31/2021	905	10	104	1	1,000,000	-	-	-	(11)	150,000	1,032,500	(700,314)	482,186

Ecolution Power Company
Notes to the Audited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ecolution Power Company ("the Company") was formed in Delaware on June 9th, 2020. The Company plans to further develop, design, manufacture, and commercialize proprietary technology it licenses from Ecolution kWh, LLC for the purposes of enabling vehicles, rolling stock, and other transportation systems to convert mechanical energy into electric energy for use or storage in batteries. For that purpose, Ecolution kWh, LLC and the Company have entered into a certain Patent and Know-How License Agreement (please see "Basis of Consolidation" note for further information). The Company has developed and patented a technology referred to as the Module Active Response System ("MARS") technology. The MARS technology harvests kinetic energy from moving train cars and truck trailers, generating affordable clean electricity which is downloaded into a micro-grid at the train station, at buildings in the city, or placed directly into the central electric grid.

The Company will conduct a pre-series A $5M equity financing to launch by January 2nd, 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The consolidated financial statements include the accounts of Ecolution kWh, LLC, a Limited Liability Company formed in Delaware on May 15th, 2020 ("the LLC") solely for the purposes of developing proprietary technology. In June 2020, the LLC received a certificate authorizing it to transact business in the state of Florida as a Foreign Limited Liability Company. Under ASC 810, the Company has determined that the LLC is a variable interest entity (VIE) due to the fact that the Company is the primary beneficiary of the LLC's patents and trade secrets and is commonly controlled.

In September 2020, the Company entered into a perpetual, irrevocable, world-wide, and exclusive license agreement with the LLC for its technology, which the Company may sublicense to other entities. The Company shall pay the LLC a non-refundable royalty of 3% of net sales of all licensed products and services. Furthermore, the Company shall pay the LLC an additional 3% of any and all sublicensing revenue generated by entities that were granted the right to sublicense all or any of the Company's licensed rights to the licensed products and services.

All significant intercompany accounts and transactions have been eliminated in consolidation. Amongst these transactions were the licensing fees incurred by the Company and paid to the LLC in the respective amounts of $52,874 and $247,126 as of December 31, 2020 and 2021.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Prepaid Expenses

In 2021, the Company prepaid expenses to a vendor in the amount of $110,411 for engineering and proof of concept services. This balance is being decreased as services are provided and invoices submitted. The ending balance of this prepaid expense was $86,727 as of December 31, 2021.

Intangible Assets

The Company's intangible asset consists of a corporate website and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 3 years. The ending balance of this asset was $10,889 and $6,622 as of December 31, 2020 and 2021, respectively.

Additionally, the Company follows the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the costs incurred in connection with the registration of patents. The Company capitalizes costs incurred in connection with the registration and defense of patents for intellectual property. This cost is capitalized and amortized only once the patent is granted and is amortized over the life of the patent. Management periodically reviews capitalized fees for any potential impairment. The Company currently has three patents that have been awarded across several countries consisting of the United States and China. The life of those patents ranges from 10-20 years and the weighted average amortization period as of December 31, 2021 is 200 months. Management amortizes the costs of patents that are granted using a straight-line method. As of December 31, 2021 and 2020, the Company has capitalized total costs of $45,439 and $39,324 and has accumulated amortization totaling $518 and $8, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2020, the Company authorized its Ecolution Power Company 2020 Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. Awards may be granted in the form of Stock Options, Restricted Stock Awards, or Restricted Stock Units ("the Awards). A total of 15% of shares of Class B Common Stock shall be available at all times for the grant of Awards under the Plan. In August and September of 2020, the Company granted a total of 65 shares of Class B Common Stock in the form of Restricted Stock Awards. These Awards were granted with par values of $0.0001 and fair market values of $0.01 per share for a total of $0.65. Of the total 65 Restricted Stock Awards, 5 have vested immediately at grant date, and 60 shall vest at a rate of three and one-third (3-1/3) upon the one-year anniversary of grant date, and then ratably over the next 24 months until fully vested.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	-	$ -
Granted	65	$ 0.01
Vested	(5)	$ 0.01
Forfeited	-	$ -
Nonvested shares, December 31, 2020	60	$ 0.01
Granted	-	$ -
Vested	(29)	$ 0.01
Forfeited	-	$ -
Nonvested shares, December 31, 2021	31	$ 0.01

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In June 2020, the Company's Board of Members have determined that it would be in the Company's best interest to borrow money from its Chairman up to $150,000. In 2020 and 2021, the Company entered into 3 promissory note agreements with the Chairman for a total principal amount of $101,562 with interest rates of 4% and maturity dates in December 2026. These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. The total ending balance of these notes was $102,261 and $107,304 as of December 31, 2020 and 2021, respectively.

In July 2020, the Company entered into a consulting agreement with the Chairman's son who was appointed as Proof-of-Concept Project Manager. As compensation for his services, the Company paid the Chairman's son a fixed fee of $10,000 per month for a period of 3 months, a total of $30,000. This consulting agreement expired in September 2020 and was not renewed.

In 2020, the Company paid one of its shareholders a total of $3,294 for video editing services along with a presentation video featured on the Company's website.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company in the same class and series of shares issued in an equity financing event equal to the SAFE purchase price divided by the discount price. The discount price means the lowest price per share of Standard Preferred Stock sold during an equity financing event multiplied by 20%. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price during a qualified liquidity event at a 20% discount. The agreements are not subject to a valuation cap. Furthermore, the Company has granted certain SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.04 per share. These investors were required to pay the Company this subscription amount along with their original SAFE purchase price. In December 2021, one SAFE investor has subscribed to 19 shares of Class B Common Stock for a total purchase price of $0.76.

Please see "Subsequent Events" note regarding 3 additional SAFE agreements.

Please see "Related Party Transactions" note regarding loans payable to the Company's Chairman.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	19,482
2023	20,276
2024	21,102
2025	21,962
2026	22,856
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 1,000 shares of Class A Common Stock with a par value of $0.0001 per share. 905 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 1,000 shares of Class B Common Stock with a par value of $0.0001 per share. 9 and 10 shares were issued and outstanding as of 2020 and 2021, respectively.

Holders of Class A Common Stock shall be entitled to one vote per share, and holders of Class B Common Stock shall not be entitled to vote.

The Company has also authorized Class A Common Shares and Class B Common Shares. These are different from the ones disclosed above. 1,000,000 Class A Common Shares were issued and outstanding as of 2020 and 2021.

Class A Common Shareholders shall be entitled to one vote per share, and Class B Common Shareholders shall not be entitled to vote. Both classes of shares shall be identical in all other respects. Any and all distributions shall be made at such times and in such amounts as determined by the Board of Members to the Shareholders on a pro rata basis in accordance with their shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 19, 2023, the date these financial statements were available to be issued.

In January, May, and October of 2022, the Company entered into 4 additional SAFE agreements for a total investment of $1,000,000 carrying the same terms and conditions as those disclosed above. Furthermore, in January and May 2022, two of these SAFE investors were granted the opportunity to subscribe to a total of 210 shares of Class B Common Stock for a total purchase price of $8.40.

In February 2022, the Company engaged Sharma & Associates Inc., a Chicago based train consultant to initiate Phase I proof of concept of the MARS technology on rail cars. Agreement to start Phase I work was executed on June 12th, 2022 and completed on August 12th, 2022. Two simulations were completed: Route 1 and Route 2. Simulation results of “Route 1”, with 351 miles of track, moderate hilly route with grades ranging within -1.2% to +1%, with almost 60% descending grades, 20% ascending grades, and about 20% as nearly flat. The train consists of 100 cars (loaded hopper cars with GRL of 263,000 lbs.) with 3 head-end locomotives. The total energy wasted during braking (deceleration/slow down state only) was about 5,519 kWh (5.5 MWh) from dynamic braking and 12,895 kWh (12.9 MWh) from air braking, totaling about 18,400 kWh (18.4 MWh) of wasted energy. The MARS technology, which is about 70% efficient, will be able to harvest about 12,880 kWh (12.9 MWh) of the wasted energy.

In April 2022, Phase I of proof-of-concept bench test was successfully completed in Greenville, SC with the Company’s engineering firm, Day & Zimmerman, at the fabrication facilities of KTM. Phase II is in progress and the Company expects to have the first Wabash trailer prototype by Q1 2023. Wabash National and Meritor are key supporters during this early stage.

In April 2022, the Board has determined that it is in the best interests of the Corporation to effect a 1-for-10 stock split of its shares of Class A Common Stock (voting), par value $0.0001 Per share (“Class A Common Stock”), and Class B Common Stock (non-voting), par value $0.0001 per share (“Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock"), in the form of a 1,000% stock dividend (the “Stock Split”); in order to provide sufficient authorized and unissued shares of Common Stock to effect the Stock Split, the Board has determined that it is in the best interests of the Corporation to amend the Certificate of Incorporation of the Corporation to increase the number of authorized shares of Class A Common Stock from 1,000 to 20,000 and the number of authorized shares of Class B Common Stock from 1,000 to 20,000.

In May 2022, the Company executed its second Letter of Intent (LOI) with the City of Amarillo, Texas (First City was the City of St. Paul, MN back in November 2021). The Company wishes to bring patented rail-to-grid technology and power trailer clean energy technology to Amarillo as a pilot to generate, store and distribute electricity in the Texas Communities. Said initiative may help the Cities meet its decarbonization goals, foster economic development, and provide a template for smart cities across the world.

In June 2022, the Company has entered into negotiation for letters of intent in South Africa, Nigeria and Montenegro.

In July 2022, the US Patent Trademark Office has examined the continuation patent application that was filed for the MARS invention and deemed all of the claims patentable. Accordingly, it issued Notice of Allowance giving the Company until September 29th, 2022 to pay the issue fee. The Ecolution Team will file another continuation application before this application issues to allow the Company to seek claims of varying scope to address later uncovered references and/or to tailor them to any third-party products or systems.

In August 2022, the Company entered into a strategic business cooperation (the “BC”) with Ecobat Solutions, Inc. The purpose of the potential agreement between the parties is to: (1) Provide the Company with a sustainable end-of-life program for the lithium-ion batteries it uses in the ordinary course of its business; (2) Provide the Company with batteries suitable for a second-life applications; and (3) To organize a strategic BC between Ecobat and the Company for the procurement of lithium-ion batteries for Ecobat’s Pre-Refining Activities.

In September 2022, the Company, Miller Electric, GEN-Z EV and ADS-TEC Energy are in discussions to build a road ranger prototype to help states during disaster recovery or evacuation situations, and to provide additional mobile fast charging road assistance to Electric Vehicles (EVs) during evacuation situation utilizing the Company's MARS technology to harvest kinetic energy. Miller Electric delivered the road ranger van to be retrofitted with MARS technology to the Company at the KTM facilities in Greenville, SC.

In October 2022, the Company announced it has joined NVIDIA Inception, a program that nurtures startups revolutionizing industries with technology advancements. The Company is focused on driving the next generation of clean and renewable energy through transportation. Its MARS technology captures kinetic energy from moving vehicles to turn them into moving power plants, which can then distribute energy to global power grids. NVIDIA Inception will allow the Company to further develop its revolutionary technology and grow its business through new connections. The program will also allow the Company to collaborate with industry-leading experts and other AI-driven organizations.

In October 2022, the Ecolution team visited WATCO Companies, LLC in Jacksonville, FL. The Company has selected WATCO to build the first rail car prototype at the Jacksonville, FL facility. WATCO and Sharma Associates will work in collaboration to deliver the first rail car prototype. WATCO will provide engineering design, fabrication, assembly and testing for the prototype.

In November 2022, the Company is completing its global PCT patent filings for the MARS technology application in trains. In January 2021 the global PCT gave the Company the opinion that all 21 claims pertaining to power generation in moving trains should be granted. Patents are being filed in the USA, EU, Germany, India, South Africa, ARIPO, Nigeria, Japan, Korea, China, UK, Canada, Australia, United Arab Emirates, Brazil, Indonesia, Mexico and Saudi Arabia. The Company is also in the process of filing the next generation of the MARS technology that will allow the harvesting of kinetic energy in light weight vehicles. The Company is also filing a new embodiment of the existing MARS technology in trailers that will subsequently allow and increase IP protection globally.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a pre-series A $5M equity financing for launch by January 2nd, 2023. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Ecolution Power is not live or open to the public at this moment.

INVEST IN ECOLUTION POWER TODAY!

Turning trucks and trains into mobile power stations for clean energy

Ecolution Power is a pre-revenue company with world-class partners, two American cities that have signed Letters of Intent, and five patents focused on recycling wasted kinetic ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ecolution
Capturing the 'Wasted' Kinetic Energy of Moving Transportation
One step closer to achieving a net-zero carbon footprint

$0 Raised

REASONS TO INVEST

- To solve the issues that plague other alternative energy solutions, Ecolution Power has patented a new source of clean energy that aims to achieve near-net-zero carbon by recouping consumed energy from moving vehicles.
- Ecolution Power's target market includes smart cities that value renewable energy. This global marketplace is projected to reach $708.8 billion globally by 2031, growing at a CAGR of 16.2% from 2022 to 2031.*
- Backed by a leadership team & board of advisors experienced across the founding & growth of several publicly-listed companies, we have completed our trailer prototype & are preparing for our Series A equity round.

*Source

Invest Now
$4.00 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$300	$15M

THE PITCH

A New Source Of Energy


Moving Towards A Sustainable Future
Harnessing kinetic energy from moving vehicles through its proprietary technology, MARS

**Images are computer-generated demonstration versions of a product that is still currently under development.*

For decades, the world has relied primarily on solar and wind as alternative sources of energy to move towards a sustainable future. But with their many limitations and drawbacks, the world needs a new source of energy to achieve the publicly stated goal of each of the G-7 countries to achieve net zero carbon by 2050. That's where Ecolution Power comes in. Ecolution is focused on capturing and harvesting wasted kinetic energy from moving vehicles. With its patented Module Active Response System (MARS), heavy-duty trailers, freight and light rail trains, and subway cars can now generate clean, sustainable, and cost-effective clean energy while in motion.

Ecolution is currently driving its trailer prototype in Greenville, SC. with help from engineering partners and strategic supporters, Nvidea, Wabash National, Day & Zimmermann, KTM and Meritor The company also recently selected its partner WATCO to build its first rail car prototype in Jacksonville, FL. Ecolution's team is made up of accomplished leaders like Co-Founder & CEO, Johanne G. Medina, who previously raised $170 million of private equity in a previous role as VP of strategic finance, Co-Founder and Executive Chairman, Craig T. Bouchard, who previously co-founded three metals companies that reached over $1 billion of revenue in roughly 18 months, Board Advisor, Richard Giromini, who served as Wabash National Corporation's CEO and helped it grow to a $2 billion company, as well as board advisor, Jack M. Greenberg, who previously served as CEO of McDonald's Corporation.


Leadership
Johanne G. Medina Then
CEO, Co-Founder
Johnny Then-Gautier
CTO, Co-Founder
Craig T. Bouchard
Executive Chairman, Co-Founder
Board of Advisors
Richard Giromini
Served as Wabash National Corporation's Chief Executive Officer through 2018.
Ernest Matsuo Higa
Currently serves as the Chairman, President and CEO of Higa Industries Co., Ltd. And CEO of Wendy's Japan K.K
Jack Greenberg
Currently serves on the Board of Directors of InnerWorkings, Inc. as its non-executive Chairman
William Farley
Sole shareholder of Liam Ventures, Inc., a private equity firm with investments in various industries
Randolph C. Read
Since 2009, he has been President and CEO of Nevada Strategic Credit Investments

THE PROBLEM & OUR SOLUTION

Energy Anywhere, Anytime.


Serious Issues Stand in the Way of Achieving Net-Zero Carbon Goals
Existing clean energy alternatives are impractical and even inaccessible in some areas, especially developing countries

Climate change is a big problem, and alternative energy solutions like solar, wind, hydrogen, and geothermal still have serious issues that stand in the way of scaling to achieve net-zero carbon goals. These current clean energy alternatives each have geographic concerns, like solar underperforming in cold climates and wind not performing in areas without a breeze or in the cold, as well as massive capital expenditure requirements , and significant maintenance cost concerns, making them impractical and even inaccessible in some areas, especially developing countries.


A New Source of Power
With MARS, transportation companies can now
Generate, store, and distribute sustainable energy
Reduce the costs of commercial transportation
Minimize their environmental impact

Images shown above are of a functional prototype which is under development to further refine efficiency and costs.

Ecolution is developing a unique solution to these problems by harnessing kinetic energy from moving vehicles through its proprietary technology, MARS. This technology will enable transportation companies to generate, store, and distribute sustainable energy while reducing capital and operating costs while minimizing environmental impact. Ecolution's technology aims move smart cities and the transportation industry toward a net-zero carbon footprint, reduce the cost and environmental impact of commercial transportation, and provide what we believe is a viable commercial path away from fossil fuels.. On top of all of that, Ecolution goes further by developing a source of relief to cities in need of energy during or after disasters and emergencies. Ecolution applies its patented MARS technology to a moving vehicle, and these vehicles can transport energy wherever it's needed most.

THE MARKET & OUR TRACTION

The Markets Gaining Power


$1,977.6 Billion
The expected global clean energy market by 2030, from $881.7 billion in 2022
$109.2 Billion
The estimated global electric mobility market in 2022

Ecolution is in the middle of two of the biggest global trends: clean energy and electric mobility. The global clean energy market was estimated to be $881.7 billion in 2022 and is expected to grow to $1,977.6 billion by 2030, growing at a CAGR of 8.4% from 2021 to 2023, and the global electric mobility market was estimated to be $109.2 billion in 2022 and is expected to grow at a CAGR of 14.6% from 2023 to 2030.(Source, Source) Ecolution expects to be able to generate revenue through its exclusive right to harvest energy from moving vehicles using its patented MARS technology. This will allow Ecolution to sell kilowatt hours (kWh) of energy, just like an electric company sells energy from solar or wind farms. The company's target markets include smart cities and businesses across the world that value renewable energy. And with the global smart city platform market projected to reach USD 708.8 billion by 2031, Ecolution believes it is well-positioned in a growing market.(Source)


$708.8 Billion
The projected global smart city platform market by 2031

WHY INVEST

A Cleaner World For All


A Step Closer to a Brighter Future

**The above graphic contains images of our prototype still under development which is currently not available to the public.*

Ecolution Power completed its trailer prototype with its engineering partners and supporters and recently selected WATCO to build its first rail car prototype. The company is also working on securing more patents around the globe, adding to its current five patents in the US, China, Russia, and South Africa. Even now, Ecolution is forming great relationships and strong partnerships. The company already has two LOI's signed with The City of St. Paul Minnesota and The City of Amarillo Texas, and will be supplying these cities with its MARS technology on trains and garbage trucks.


Invest Today
Join us as we create a world full of smarter transportation and clean energy

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

Join Ecolution Power, and help create a world full of smarter transportation and clean energy!

ABOUT

HEADQUARTERS
251 Little Falls Dr.
Wilmington, DE 19808

WEBSITE
View Site

Ecolution Power is a pre-revenue company with world-class partners, two American cities that have signed Letters of Intent, and five patents focused on recycling wasted kinetic energy from moving vehicles. The company is helping smart cities and the transportation industry achieve a net-zero carbon footprint. Ecolution Power has two engineering partners; Day & Zimmermann and KTM, both in Greenville, South Carolina. The engineers have completed the bench testing phase and have successfully completed a prototype trailer that is now on the road generating energy.

TEAM



Johanne Gabriel Medina Then
Board Director & Chief Executive Officer

Johanne has over 20 years of experience managing companies in environmentally sensitive sectors including greenfield metals manufacturing, ultra-high strength powder metallurgy and cocoa plantation and food distribution. His combination of operational and financial expertise helped him raise $170 million of private equity in a previous role as VP of strategic finance. Johanne has played a key role in developing the strategy and business plan for Ecolution.



Johnny Then-Gautier
Board Director & Chief Technology Officer

Johnny invented Ecolution's MARS technology platform, focusing on the optimization and construction of the net-zero emissions power creation technology since 2014. He previously served as VP of business development at Avelock Dominicana, a communications and technology corporation in the Dominican Republic.



Craig T. Bouchard
Executive Chairman of the Board

Craig co-founded three metals companies that reached more than $1 billion of revenue in roughly 18 months. The first, Esmark, became the 4th largest American steel company and highest appreciating stock on the NYSE or Nasdaq for the full year 2008. Craig's passion for work enabling transformation serves him as an entrepreneur, inventor, New York Times bestselling author and finalist for S&P Platts Global Metals CEO of the Year in 2018.



Ernest Matsuo Higa
Board Advisory

Currently serves as the Chairman, President and CEO of Higa Industries Co., Ltd. And CEO of Wendy's Japan K.K

A 3rd generation Japanese-American entrepreneur

In addition to his business activities, he serves on the Board of Overseers at Columbia Business School, is a member of Keizai Doyukai (Japan Association of Corporative Executives), and is the Chairman of the Board of Councilors of US-Japan Council



Richard Giromini
Board Advisory

Is an industrial manufacturing leader with 40+ years of experience in the automotive and commercial transportation industries

Served as Wabash National Corporation's Chief Executive Officer through 2018. Under his leadership Wabash National grew to a $2 billion+ company, achieving all-time records in revenue and profitability

Past services include Chairman of the Truck Trailer Manufacturers Association (TTMA)



William Farley
Board Advisory

ole shareholder of Liam Ventures, Inc., a private equity firm with investments in various industries

From 1986 to 1999, he served as Chairman and CEO of Fruit of the Loom, Inc. (FTL)

Built FTL from a domestic $500 million underwear company into a leading intl. manufacturer and marketer of apparel with sales approximating $2.3 billion for the 1999 fiscal year. FTL was sold to Berkshire Hathaway for approx. $1 billion.



Randolph C. Read
Board Advisory

Has served as CEO, COO, CFO and a public company Chairman of the Board, including various ventures of the past 39 years partnered with Michael Milken

Since 2009, he has been President and CEO of Nevada Strategic Credit Investments

Additionally, he serves as Audit Committee Chairman for SandRidge Energy, Inc. and Special Committee Co-Chairman for Luby's, Inc



Jack M. Greenberg
Board Advisory

Currently serves on the Board of Directors of InnerWorkings, Inc. as its non-executive Chairman

At the end of 2002, he retired as Chairman and CEO of McDonald's Corporation where he has served since 1991

Previously, he was Partner and Director of Tax Services for the Midwest Region and Chicago office or Arthur Young & Company

He is a member of the American Institute of Certified Accountants

TERMS

Ecolution Power

Overview

PRICE PER SHARE
$4

VALUATION
$15M

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,000,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,750

SHARES OFFERED
Common Stock Class C

MAX NUMBER OF SHARES OFFERED
308,750

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Ecolution Power, you are eligible for additional bonus shares.

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive + 1% bonus shares.

Tier 2 | $1,000+

Invest $1,000+ and receive + 2% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive + 4% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive [Half-hour call/zoom with Exec. Chairman and CEO] + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive [One-hour call/zoom with Exec. Chairman and CEO] + 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive [One-hour call/zoom with Chairman and CEO, Dinner invitation prototype showcase] + 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Ecolution Power Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $4.00 / share, you will receive 10 shares of Class C Common Stock, meaning you'll own 110 shares for $400.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Ecolution Power.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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REWARDS
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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

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Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to Mars

The Module Active Response System

One of the world's first patented power generation systems that can capture and generate energy in-motion.

MARS is made up of existing off-the-shelf components such as alternators, belts, and disc brakes. It operates as the disc brakes rotate and due to its state of motion, the MARS system generates energy through the alternators that are positioned next to the disc brakes.

Energy Distribution Components

As the energy is captured by the MARS system it flows into a Multi-Charge Regulator, from there the energy flows into the battery pack and placed into a Universal Bi-directional Power supply for energy distribution.

Reefer

MARS is anticipated to replace the diesel generator and diesel fuel tanks from refrigerated trailers. This innovation will convert the reefers to net-zero carbon emissions.

Electric Truck (EV Truck)

The new power source can also serve as a range extender for Electric Trucks, providing a long-awaited solution for truckers looking to modernize their fleet and reach places where EV-Charging stations are not available.

Battery Pack Container

The power generated by MARS can be used as utility grade energy and distributed in the micro grids or into the central grids for common use.

Driving Downhill

This system can generate energy in all stages of motion, during acceleration, steady state, and deceleration.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.